EXHIBIT 1.1
                                                                    -----------


[GRAPHIC OMITTED]

AWARDS SPECIAL EDITION
----------------------

                                                             AsiaSat brings you
                                  INFOTAINMENT
                        Lifestyle, Education and Business

                            ------------------------

                                    Asia's
                                 AWARD WINNING
                               Satellite Carrier

                            ------------------------


                             Asia Satellite Telecommunications Holdings Limited
                                                              (Stock Code 1135)
                                                            Interim Report 2007
                                                                         [LOGO]

CONTENTS
1     Award Summary                            ON THE COVER
                                               Continuing with our theme of 'The Art of Convergence' in his
2     Corporate Information                    Interim  Report  2007,  pop artist Andy Warhol once  quipped that "In the  future  everyone  will be  world-famous  or 15
3     Chairman's Statement                     minutes".  The Internet is certainly  making that  possible.
                                               Meanwhile,  AsiaSat  is  sharing a little  fame of ts own in
9     Corporate Governance                     this   Warhol    inspired    Awards   Special   Edition   of
                                               'Infotainment'. Read on to find out more.
11    Other Information
                                               WHAT IS INFOTAINMENT?
15    Management Discussion                    'Infotainment'  is an emerging  Neoterm  that  combines  the
      and Analysis                             words  'information'  and  'entertainment'.  It also  blends their  meanings.  AsiaSat  is  at  the  very  heart  of  the
21    Condensed Consolidated                   'infotainment'  explosion  in the Asia Pacific as we provide
      Interim Balance Sheet                    the  satellite  communication  platforms  and services  that enable our  customers  to deliver the  seamlessly  converged
23    Condensed Consolidated                   data,  television   programmes,   telephony,   websites  and
      Interim Income Statement                 multimedia   experiences   that  their  customers  take  for
                                               granted.  We enable the delivery of 'infotainment'  anywhere
24    Condensed Consolidated                   in the Asia-Pacific region at any time. From secure business
      Interim Statement of                     communications to quality television  channel  distribution,
      Changes in Equity                        from outside sports coverage to remote  telephone  services, our customers  rely on AsiaSat's  leadership as the region's
25    Condensed Consolidated                   premier satellite services provider.
      Interim Cash Flow Statement
                                               Asia  Satellite  Telecommunications  Holdings  Limited  (the
26    Notes to the Condensed Consolidated      "Company") indirectly owns Asia Satellite Telecommunications
      Interim Financial Statements             Company   Limited   ("AsiaSat")   and   other   subsidiaries
                                               (collectively  the  "Group")  and is  listed  on  the  stock
45    Supplementary Information                exchanges of Hong Kong (1135) and New York (SAT). AsiaSat is
      for ADR Holders                          Asia's premier provider of high quality  satellite  services to the  broadcasting  and  telecommunications  markets.  The
48    Report on Review of Interim              Group owns and operates three satellites,  which are located
      Financial Statements                     in prime  geo-stationary  positions  over the Asian landmass and provide access to two-thirds of the world's  population.
49    Shareholder Information                  The  Company's  strategy is to maximise  the return from its core  business  of  satellite  transmission  services  while exploring convergence opportunities in satellite related new growth industries.




www.asiasat.com            Production Edelman
                           Design Graphicat Limited                     [LOGO]

WE'RE HONOURED


ASIASAT IS DELIGHTED TO HAVE BEEN RECOGNISED FOR ITS ACHIEVEMENTS IN THE LAST YEAR THROUGH FOUR LEADING INDUSTRY AWARDS. THESE HONOURS UNDERLINE ASIASAT'S CONTINUED EFFORTS TO DELIVER THE HIGHEST STANDARDS IN ALL OF OUR SERVICES, AND WE THANK OUR CUSTOMERS, PARTNERS AND STAFF FOR THE SUPPORT, LOYALTY AND DEDICATION THAT HAVE HELPED MAKE ASIASAT THE REGION'S PREMIER SATELLITE OPERATOR.


                               [GRAPHIC OMITTED]
                       Satellite Communications Service
                     Provider of the Year in Asia Pacific

                    Voted by Frost & Sullivan in June 2007


                               [GRAPHIC OMITTED]
                         Best Asian Satellite Carrier

                   Once again voted by Telecom Asia Magazine
                                               in April 2007



                               [GRAPHIC OMITTED]
                            CASBAA Chairman's Award

                Presented to AsiaSat's CEO, Peter Jackson, by CASBAA (Cable & Satellite Broadcasting Association of Asia) in October 2006


                               [GRAPHIC OMITTED]
                Satellite Executive of the Year in Asia Pacific

                Presented to AsiaSat's CEO, Peter Jackson, by APSCC
                    (Asia-Pacific Satellite Communications Council)
                                                  in September 2006

CORPORATE INFORMATION

CHAIRMAN AND NON-EXECUTIVE DIRECTOR                     REMUNERATION COMMITTEE
MI Zeng Xin                                             James WATKINS     (Chairman)
                                                        JU Wei Min
DEPUTY CHAIRMAN AND NON-EXECUTIVE DIRECTOR              Nancy KU
Ronald J. HERMAN, Jr.
                                                        AUTHORISED REPRESENTATIVES
EXECUTIVE DIRECTORS                                     Peter JACKSON
Peter JACKSON     (Chief Executive Officer)             Sue YEUNG
William WADE      (Deputy Chief Executive Officer)
                                                        COMPANY SECRETARY
NON-EXECUTIVE DIRECTORS                                 Sue YEUNG
John F. CONNELLY
Mark CHEN                                               AUDITORS
Nancy KU                                                PricewaterhouseCoopers
DING Yu Cheng
JU Wei Min                                              PRINCIPAL BANKERS
KO Fai Wong                                             The Hongkong and Shanghai Banking
                                                        Corporation Limited
INDEPENDENT NON-EXECUTIVE DIRECTORS
Edward CHEN                                             PRINCIPAL SOLICITORS
Robert SZE                                              Johnson Stokes & Master
James WATKINS                                           Paul, Weiss, Rifkind, Wharton & Garrison

AUDIT COMMITTEE                                         REGISTERED OFFICE
Robert SZE        (Chairman)                            Canon's Court
Edward CHEN                                             22 Victoria Street
James WATKINS                                           Hamilton HM12
JU Wei Min        (Non-voting)                          Bermuda
Mark CHEN         (Non-voting)
                                                        HEAD OFFICE
NOMINATION COMMITTEE                                    17th Floor, The Lee Gardens
Edward CHEN       (Chairman)                            33 Hysan Avenue
MI Zeng Xin                                             Causeway Bay
Ronald J.  HERMAN, Jr.                                  Hong Kong

CHAIRMAN'S STATEMENT


SOLID RESULTS IN AN EVENTFUL PERIOD

The Group's underlying businesses achieved solid operational and financial results in the first six months of 2007. This was also a period of significant corporate activity for the Group that included a change in a major shareholder, the launch of a previously announced privatisation proposal, and the subsequent mandatory general offers ("MGO"). However, with the refusal of the United States Department of State ("US Department of State") to grant an approval for the privatisation proposal, the MGO had to proceed which resulted in a minor change to the public shareholding of the Company. I am delighted to record that AsiaSat also won a number of accolades during the period including two of the industry's highest awards for excellence.

Looking at the underlying businesses, the improved financial performance may indicate the start of the long-awaited turnaround in the Asian satellite industry following a period of stronger growth in the region's economies. We have been signalling the possibility of such an improvement for some time and it is encouraging that it may now be making a positive impact to the bottom line. However, there are also uncertainties ahead.

We have received recent reports on the successful launches of two satellites in China, namely Sinosat 3 and ChinaSat 6B, which are now undergoing testing. When they become commercially operational in the next few months, Chinese television broadcasters currently transmitting via AsiaSat's satellites may switch to these new satellites. If that occurs, it will have an adverse impact on the Company's revenue as contracts with Chinese television broadcasters accounted for approximately 8.8% of AsiaSat's total revenue in 2006.

INTERIM RESULTS

Turnover for the first half of 2007 was HK$461 million (2006: HK$475 million). Excluding last year's one-time receipt, recurring revenue was up by HK$23 million. The profit attributable to equity holders was HK$247 million (2006:
HK$239 million), up 3%. Operating expenses in the first half of 2007 amounted to HK$90 million (2006: HK$99 million), a decrease of HK$9 million due mainly from a reduction in satellite in-orbit insurance and a reversal of certain performance bonus provisions in relation to 2006.

The  Group's  EBITDA   (earnings  before   interest,   tax,   depreciation  and
amortisation) margin increased slightly to 81% (2006: 79%) as a result of lower operating expenses.

During the period, the Group generated a net cash flow of HK$105 million (2006:
HK$183  million)  after paying  capital  expenditure  of HK$162  million (2006:
HK$118 million) and dividends of HK$106 million (2006: HK$105 million). As at 30 June 2007, the Group reported a cash balance of HK$2,085 million (31 December 2006: HK$1,979 million). The Group continues to be debt free.

CHAIRMAN'S STATEMENT


DIVIDEND

The Board has  resolved to pay an interim  dividend of HK$0.08 per share (2006:
HK$0.08), the same as last year. The interim dividend is payable on or about 13 November 2007 to equity holders on the share register as of 3 October 2007. The share register will be closed from 4 to 11 October 2007, both days inclusive.

CORPORATE DEVELOPMENTS

The first half of 2007 has been eventful for the Company and I would like to summarise the significant corporate events below:

MAJOR NEW SHAREHOLDER

On 30 March 2007, the Company announced that the General Electric Company ("GE") had become a major shareholder of the Company on acquiring approximately 34.03% of the issued share capital of the Company subsequent to the completion of an exchange transaction ("Exchange Transaction") on 29 March 2007 in which GE exchanged its entire shareholding of approximately 19% in SES S.A. ("SES"), a then major shareholder of the Company, for shares of a new company holding cash and a number of assets including SES's entire shareholding in the Company.

Upon the completion of the Exchange Transaction, CITIC Group, the Company's founding shareholder, remained as the other major shareholder with approximately 34.71% of the issued share capital of the Company. Both GE and CITIC Group have equal voting rights in Bowenvale Limited, and in turn, enjoy equal voting rights in the Company.

PROPOSED PRIVATISATION AND MANDATORY GENERAL OFFERS

The major events of the proposed privatisation ("Proposed Privatisation") are set out below:

13 February 2007 - Privatisation of the Company by way of a scheme of arrangement was proposed by the offeror, AsiaCo Acquisition Limited ("AsiaCo"), a company jointly owned by Able Star Associates Limited ("Able Star"), an indirect wholly-owned subsidiary of CITIC Group; and GE Capital Equity Investments, Inc., an indirect wholly-owned subsidiary of GE. It was proposed that upon completion of the Proposed Privatisation, the Company would be jointly and indirectly owned by CITIC Group and GE.

29 March 2007 - With the completion of the Exchange Transaction, GE became a major shareholder of the Company with an indirect interest of approximately 34.03% of the issued share capital of the Company.

23 April 2007 - The Company and AsiaCo jointly announced the cancellation of the Proposed Privatisation because the US Department of State had in correspondence with GE revealed that it would not grant the approval necessary to implement the Proposed Privatisation. Obtaining such approval was one of the conditions to the share offer in the Proposed Privatisation that had to be fulfilled or waived. Given the importance of such approval, AsiaCo decided not to waive the fulfillment of such condition and therefore cancelled the Proposed Privatisation.

CHAIRMAN'S STATEMENT

As the Securities and Futures Commission of Hong Kong was of the view that the completion of the Exchange Transaction would result in the formation of a new concert group that would have had statutory control of the Company, it thereby triggered the MGO. The MGO was announced on 23 April 2007 after the cancellation of the Proposed Privatisation.

26 June 2007 - The MGO closed and AsiaCo received a total of approximately 22.3 million valid acceptances of the Company's shares, representing approximately 5.7% of the Company's entire issued share capital. Following the close of the MGO, the Company remains a public company with 25.57% of its shares held by the public. CITIC Group and GE have now a beneficial interest in 37.59% and 36.84% respectively of the issued share capital of the Company.

OPERATIONS REVIEW

NEW SATELLITE

Our new satellite, AsiaSat 5, is under construction in the United States, and is progressing on schedule. When launched, AsiaSat 5 will replace AsiaSat 2 at the orbital location of 100.5oE. However, as we stated in last year's annual report, we have been advised of a delay in the launch vehicle availability, and this could impact our launch date. It is worth reiterating that there are no changes being made to the current launch programme, other than the date of the launch. The construction of AsiaSat 5 will continue on schedule while the launch at the Baikonur Space Centre in Kazakhstan will be rescheduled from the second half of 2008 to 2009.

However, it is the Company's practice to build into each of its replacement satellite programmes sufficient time to re-build and re-launch a second satellite before the satellite has to be retired. As this rescheduled launch date may not provide sufficient time for such a re-build and re-launch in the event of an unsuccessful first launch, the Company continues to explore options to ensure the continuity of service to its customers.

IN-ORBIT SATELLITES

During the first six months of 2007, the Group's fleet of three in-orbit satellites, AsiaSat 2, AsiaSat 3S, and AsiaSat 4, operated effectively and continued to deliver excellent service.

The fleet is located in geo-stationary positions over the Asian land mass and provides a platform for one of the largest television audiences in the world and gives AsiaSat customers unparalleled coverage of two-thirds of the world's population.

AsiaSat 2 was launched in November 1995 and is positioned at 100.5oE. This satellite carries a payload of 24 C-band and 9 Ku-band transponders, and its overall utilisation rate as at 30 June 2007 was 48% (31 December 2006: 47%).

AsiaSat 3S was launched in March 1999 and is positioned at 105.5oE. This satellite carries a payload of 28 C-band and 16 Ku-band transponders, and its overall utilisation rate as at 30 June 2007 was 71% (31 December 2006: 74%).

CHAIRMAN'S STATEMENT

AsiaSat 4 was launched in April 2003 and is positioned at 122.2oE. This satellite carries a payload of 28 C-band and 20 Ku-band transponders, including four Hong Kong BSS (broadcast satellite service) transponders. Its overall utilisation rate as at 30 June 2007 was 47% (31 December 2006: 48%).

The total number of transponders on the Company's satellites leased and sold as at 30 June 2007 remained stable at 70 (31 December 2006: 71) with the overall utilisation rate at 56% (31 December 2006: 57%). This included the four BSS transponders provided for the DTH (direct-to-home) service.

CONTRACTS WITH CUSTOMERS

In the first six months of 2007, we secured new contracts to the value of HK$117 million (2006: HK$186 million) and renewed contracts to the value of HK$153 million (2006: HK$296 million) amounting to a total of HK$270 million (2006: HK$482 million). Reduction in overall value is mainly attributable to shorter duration of contracts.

MARKET REVIEW

The adoption of High Definition (HD) television technology in Asia, and the increase in satellite capacity that it requires, continues to lag behind Europe and the U.S. However, we are experiencing stronger demand from the television sector for the regional distribution of new television channels. This increase would appear to be driven by the introduction, in many countries, of new distribution methods including Direct To Home (DTH) satellite television and internet protocol television (IPTV) delivered by the terrestrial broadband network.

These new and often competing delivery platforms require innovative and exclusive content to differentiate themselves from their competitors and are thus driving the expansion of the content industry.

As Asian markets develop, governments are recognising that the television viewing public expects to have choice both in the content available and in who provides it. Businesses have also recognised that television broadcasting has moved from a government-run loss-making activity to an attractive investment opportunity, thus they and the public expect governments to create an environment where competition is encouraged. It is envisaged that every country will eventually have multiple television platforms all competing for viewers reaching their viewers via satellite, cable, the telephone network and wireless solutions. This trend of general expansion bodes well for the satellite industry both directly in the DTH market and indirectly in the distribution of content to these new platforms.

The use of satellites to reach remote areas is continuing to grow as governments seek to improve the quality of life in these areas. The types of services provided in these remote areas include mobile phone and internet connections that link into the main systems and this has increased the demand for satellite capacity.

CHAIRMAN'S STATEMENT


BUSINESS DEVELOPMENT

SUBSIDIARY

Skywave

Our subsidiary, Skywave TV Limited ("Skywave"), is 80% held by the Company and engaged, with its partners, in developing a low cost DTH platform to serve the markets of Hong Kong, Macau, Taiwan and Southern China.

Launched in 2005, Skywave currently offers 35 programmes branded under 'family favourites', 'premium movies' and 'premium sports'. As the company is operating in a highly restricted market, its business is static and is expected to remain so for the foreseeable future. In the first half of this year, Skywave incurred a loss of HK$2.4 million (2006: HK$2 million), of which our share was approximately HK$1.9 million.

ASSOCIATE COMPANIES

SpeedCast

SpeedCast Holdings Limited ("SpeedCast") is our associate in which the Company holds a 47% shareholding. It provides broadband, multimedia and corporate broadcast services to customers in countries across Asia and beyond.

In the first six months of 2007, the turnover of SpeedCast dropped by HK$3 million to HK$48 million (2006: HK$51 million), a decrease of 6% and it reported a loss of HK$1.5 million compared to profit at HK$2 million for same period last year.

During the first half of the year, AsiaSat generated HK$24 million as utilisation fees (2006: HK$22 million) from SpeedCast through the leasing of transponder capacity.

Beijing Asia

Another associate, Beijing AsiaSky Telecommunications Technology Co., Ltd. ("Beijing Asia"), in which the Company holds a 49% shareholding, is a joint venture operating in China. Beijing Asia is engaged in providing private satellite networks to enterprises using small satellite dishes known as "Very Small Aperture Terminals" ("VSATs"). This Company was established in 2004 and for the first six months of 2007 it incurred a loss of HK$1.7 million (2006:
HK$4 million), of which AsiaSat's share was HK$0.85 million (2006: HK$2 million).

NON-DOMESTIC TELEVISION PROGRAMME SERVICE LICENCE
To broaden our business scope, the Company decided to install a multiple channels per carrier ("MCPC") platform to offer customers a lower cost and highly efficient method to transmit digital video services to AsiaSat 2.

CHAIRMAN'S STATEMENT

In the first half of 2006, Auspicious Colour Limited ("Auspicious Colour"), a wholly-owned subsidiary of the Company, applied for, and was granted a Non-domestic Television Programme Service Licence. This is in addition to the Non-domestic Television Programme Service Licence held by Skywave. This licence granted to Auspicious Colour, together with the Fixed Carrier Licence that was approved previously, will be used to operate MCPC platforms to provide customers with bundled value-added services for space segment and uplink services.

OUTLOOK

The uplift in the Group's half-year performance was encouraging after a few years of sluggish trading in the Asian satellite sector amid a general economic strengthening across the region. This endorsed our commitment to customer services and relationships through that difficult period in anticipation of the market turnaround. Indeed, we have maintained our market leadership; remain debt-free and are committed to the future of satellite communication in the Asia-Pacific region.

As noted above, however, the recent launch of two new satellites in China poses a very real threat to AsiaSat's business. As a result, the management of the Company will be adopting a cautious approach to the remainder of the year.

DIRECTORS

Subsequent to the completion of the Exchange Transaction and the introduction of GE as a major shareholder, the Company announced the appointment of four new non-executive Directors to the Board on 30 March 2007. They are Mr. Ronald J. Herman, Jr. (also Deputy Chairman), Mr. John F. Connelly, Mr. Mark Chen and Ms. Nancy Ku. On behalf of the Board, I would like to welcome the new Directors and look forward to working with them.

I would also like to express my appreciation to the former SES appointees to the Board Mr. Romain Bausch, Mr. Mark Rigolle and Ms. Cynthia Dickins for their contribution to the Company's development.




MI ZENG XIN
CHAIRMAN

Hong Kong, 23 August 2007

CORPORATE GOVERNANCE


STATEMENT

In the interest of its shareholders, the Company is committed to high standards of corporate governance and is devoted to identifying and formalising best practices. The Company is in compliance with the requirements of local and relevant overseas regulators in this regard.

CODE ON CORPORATE GOVERNANCE PRACTICES

All the independent non-executive directors ("INED"s) and non-executive directors ("NED"s) are appointed for a specific term of three years and are subject to retirement, rotation and re-election at the Company's annual general meeting.

The Group has adopted all the code provisions in the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") except for the following:

The code provision on the level and make-up of the remuneration committee requires a majority of the members to be comprised of INEDs. The Remuneration Committee of the Company is currently composed of three members, of whom one is an INED who also chairs the Committee, while the other two are NEDs.

Regarding the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules, the Group has adopted procedures governing directors' securities transactions in full compliance of the relevant code provisions.

CORPORATE GOVERNANCE


AUDIT COMMITTEE

The Audit Committee consists of five members, three of whom are INEDs who satisfy independent, financial literacy and experience requirements, whilst the other two members are NEDs and have only observer status with no voting rights. The Committee is chaired by an INED, who possesses appropriate professional qualifications and experience in financial matters.

The Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2007 in conjunction with management and external auditors of the Company. The Committee recommended to the Board that it should approve the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months  ended 30 June 2007,  neither  the Company nor any of its
subsidiaries   purchased,   sold  or  redeemed  any  of  the  Company's  listed
securities.

GUIDELINES ON CONDUCT

The Company periodically issues notices to its Directors and employees reminding them of the general prohibition on dealing in the Company's listed securities during the blackout periods before the publication of announcements of the interim and annual results.

OTHER INFORMATION


DIRECTORS' INTERESTS

As at 30 June 2007, as recorded in the register required to be maintained under
Section 352 of the Securities and Futures Ordinance ("SFO") (Cap. 571), the following Directors have the following interests in the share capital of the
Company:

(i)  Ordinary shares

     Peter JACKSON and William WADE had a personal interest in 213,500 (0.05% of the issued share capital of the Company) and 5,000 (0.001% of the issued share capital of the Company) ordinary shares respectively in the Company.

OTHER INFORMATION

(ii) Options to subscribe for ordinary shares in the Company under the Share Option Schemes.

     All the share option schemes of the Company lapsed with the completion of the MGO on 26 June 2007. The following table discloses movements in the Company's share options for the six months ended 30 June 2007:

                                    Share                                         Cancelled /
                                   option            Outstanding    Exercised         lapsed   Outstanding
                                   scheme   Option         as at       during     during the      as at 30
     Directors       Capacity    category     type    31Dec 2006   the period         period    June  2007
     --------------- ----------- --------- -------- ------------- ------------ -------------- -------------
     Romain BAUSCH*  Beneficial      2002        C       100,000            -      (100,000)             -
                     owner

     MI Zeng Xin     Beneficial      2002        C       100,000            -      (100,000)             -
                     owner

     Edward CHEN     Beneficial      2002        C        50,000            -       (50,000)             -
                     owner

     DING Yu Cheng   Beneficial      2002        C        50,000            -       (50,000)             -
                     owner

     JU Wei Min      Beneficial      2002        C        50,000            -       (50,000)             -
                     owner

     Robert SZE      Beneficial      2002        C        75,000            -       (75,000)             -
                     owner

     Peter JACKSON   Beneficial      2002        B       150,000            -      (150,000)             -
                     owner
                     Beneficial      2002        C       430,000     (50,000)      (380,000)             -
                     owner

     William WADE    Beneficial      2002        B       114,000            -      (114,000)             -
                     owner
                     Beneficial      2002        C       330,000            -      (330,000)             -
                     owner
                                                    ------------- ------------ -- ----------- -------------
     Total                                             1,449,000     (50,000)     (1,399,000)            -
     Directors
                                                    ------------- ------------ ------ ------- -------------

     Employees                       2002        B     1,366,000            -    (1,366,000)             -
                                     2002        C     2,026,500    (880,000)    (1,146,500)             -
                                                    ------------- ------------ -------------- -------------
     Total                                             3,392,500    (880,000)    (2,512,500)             -
     Employees
                                                    ------------- ------------ -------------- -------------

     Grand Total                                       4,841,500    (930,000)    (3,911,500)             -
                                                    ============= ============ ============== =============

     *Mr. Romain BAUSCH resigned on 29 March 2007.

     Details of specific categories of options are as follows:

     Option type     Date of grant     Vesting period     Exercise period                   Exercise price
                                                                                                       HK$
     -----------------------------------------------------------------------------------------------------
          B        4 February 2002       Fully vested    1 October 2002 - 30 September 2009          17.48
          C        4 February 2002       Fully vested    4 February 2004 - 3 February 2012           14.35

OTHER INFORMATION


SUBSTANTIAL EQUITY HOLDERS

As at 30 June 2007, according to the register required to be kept under Section 336 of the SFO and information otherwise reported to the Company, the following persons held an interest of 5% or more in the shares in the Company:

Name                                          No. of shares                    %
--------------------------------------------------------------------------------
Bowenvale Limited                             268,905,000                  68.74
AsiaCo Acquisition Limited                    22,269,695 (1)                5.69
Able Star Associates Limited                  291,174,695 (1) & (2)        74.43
CITIC Asia Limited                            291,174,695 (1) & (2)        74.43
CITIC Projects Management (HK) Limited        291,174,695 (1) & (2)        74.43
CITIC Group                                   291,174,695 (1) & (2)        74.43
Pacific-3 Holdings, Inc.                      268,905,000 (3)              68.74
Pacific-1 Holdings, Inc.                      268,905,000 (3)              68.74
Pacific-2 Holdings, Inc.                      268,905,000 (3)              68.74
GE International Holdings Inc.                268,905,000 (3)              68.74
GE CFE Luxemburg S.a.r.l.                     268,905,000 (3)              68.74
GE CFE Luxemburg Holdings L.L.C.              268,905,000 (3)              68.74
GE Capital CFE, Inc.                          268,905,000 (3)              68.74
General Electric Capital Corporation          291,174,695 (1) & (3)        74.43
General Electric Capital Services, Inc.       291,174,695 (1) & (3)        74.43
General Electric Company                      291,174,695 (1) & (3)        74.43

Notes:
(1) AsiaCo Acquisition Limited ("AsiaCo") controls 5.69% of the voting rights of the Company. AsiaCo is a company owned 50% (as to voting interest) by Able Star (defined below), a wholly-owned subsidiary of CITIC Asia Limited ("CITIC Asia"), which in turn is wholly-owned by CITIC Projects Management
     (HK) Limited ("CITIC Projects"), a wholly-owned subsidiary of CITIC Group, and 50% owned (as to voting interest) by GE Capital Equity Investments, Inc. ("GE Equity"), a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"), which is a wholly-owned subsidiary of General Electric Capital Services, Inc. ("GECS"), a 99.81% owned subsidiary of General Electric Company ("GE"). Accordingly, Able Star, CITIC Asia, CITIC Projects, CITIC Group, GE Equity, GECC, GECS and GE are deemed to be interested in the 22,269,695 shares in the Company held by AsiaCo.

(2) Able Star Associates Limited ("Able Star") controls 50% of the voting rights of Bowenvale Limited ("Bowenvale"). Able Star is wholly-owned by CITIC Asia which in turn is wholly-owned by CITIC Projects, a wholly-owned subsidiary of CITIC Group. Accordingly, Able Star, CITIC Asia, CITIC Projects and CITIC Group are deemed to be interested in the 268,905,000 shares in the Company held by Bowenvale.

(3) Pacific-3 Holdings, Inc. ("Pacific 3") controls 45% of the voting rights of Bowenvale. Pacific 3 is 50% owned by Pacific-1 Holdings, Inc. ("Pacific 1") and 50% owned by Pacific-2 Holdings, Inc. ("Pacific 2"). Both Pacific 1 and Pacific 2 are wholly-owned by GE International Holdings Inc. ("GE International"), which is approximately 96% owned by GE CFE Luxembourg S.a.r.l., ("GE S.a.r.l"), a wholly-owned subsidiary of GE CFE Luxembourg Holdings L.L.C. ("GE Holdings") which in turn is wholly-owned by GE
     Capital CFE, Inc. ("GE Capital"), a wholly-owned subsidiary of GECC, a wholly-owned subsidiary of GECS, which in turn is a 99.8% owned subsidiary of GE. Accordingly, Pacific 3, Pacific 1, Pacific 2, GE International, GE S.a.r.l., GE Holdings, GE Capital, GECC, GECS and GE are deemed to be interested in the 268,905,000 shares in the Company held by Bowenvale.

OTHER INFORMATION


ARRANGEMENT TO PURCHASE SHARES OR DEBENTURE

Save as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

CLOSURE OF REGISTER OF MEMBERS

The Register of equity holders of the Company will be closed from 4 to 11 October 2007 (both days inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 3 October 2007. The interim dividend will be paid on or about 13 November 2007.

MANAGEMENT DISCUSSION AND ANALYSIS


FINANCIAL REVIEW

SALES

Sales for the period were HK$461 million (2006: HK$475 million), a decrease of HK$14 million. The decrease was mainly due to the one time receipt of HK$46 million for early termination of a contract in the first half of 2006, compared to one time receipt of HK$8 million in the current period. Excluding the effect of early termination payments for both periods, recurring sales demonstrated growth of HK$23 million (over 5%) over the same period in 2006.

COST OF SERVICES

Cost of services was HK$198 million (2006: HK$204 million), a decrease of HK$6 million or 3%. The decrease was mainly due to further savings in the insurance premium upon the renewal of the satellites' in-orbit insurance during the period.

OTHER GAINS

The gain of HK$53 million (2006: HK$41 million) was mainly due to interest income generated on short-term deposits. The increase was due largely to the increase of funds on deposit as well as improvement in the deposit rates.

ADMINISTRATIVE EXPENSES

Administrative expenses decreased to HK$40 million (2006: HK$43 million). The decrease was primarily due to a reversal of certain performance bonus provisions in relation to the year 2006.

SHARE OF LOSS OF ASSOCIATES

The share of loss from associates was HK$0.85 million (2006: HK$2 million).

INCOME TAX EXPENSE

A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the period. The Group's effective tax rate for the period was approximately 11%.

Overseas tax is calculated at approximately 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions. The Group currently has a tax case with the Indian tax authority. Further details are set out in note 12 to the condensed consolidated interim financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS


PROFIT FOR THE PERIOD

Profit attributable to shareholders amounted to HK$247 million (2006: HK$239 million), an increase of HK$8 million. Excluding the effect of early termination payments in both periods, the profit attributable to shareholders has increased by more than HK$46 million over the same period in 2006. The increase in profit was primarily due to lower insurance premiums and the higher interest income reported above.

FINANCIAL RESULTS ANALYSIS

The financial results are highlighted below:

                                                      Six months ended 30 June
                                                           2007       2006    % CHANGE
                                                           ---------------------------
Sales                                           HK$M       461        475          -3%
Profit attributable to shareholders             HK$M       247        239           3%
Dividend                                        HK$M        31         31            -
Capital and reserves                            HK$M      4,576     4,238           8%
Earnings per share                          HK cents        63         61           3%
Dividend per share                          HK cents         8          8            -
Dividend cover                                 Times       7.9        7.6          4%
Return on equity holders' funds                    %         6          6            -
Net assets per share - book value           HK cents     1,171      1,086           8%


LIQUIDITY AND FINANCIAL RESOURCES

During the period under review, the Group generated a net cash inflow of HK$105 million (2006: HK$183 million) after paying capital expenditure of HK$162 million (2006: HK$118 million) and dividends of HK$106 million (2006: HK$105 million). As at 30 June 2007, the Group had a cash balance of HK$2,085 million (31 December 2006: HK$1,979 million). The Group has no debt.

ORDER BOOK

As at 30 June 2007, the value of contracts on hand amounted to HK$2,461 million (31 December 2006: HK$2,644 million), of which approximately HK$399 million will be recognised in the second half of this year. Almost all the contracts are denominated in U.S. Dollars.

MANAGEMENT DISCUSSION AND ANALYSIS


SIGNIFICANT INVESTMENTS, THEIR PERFORMANCE AND FUTURE PROSPECTS

SPEEDCAST

SpeedCast Holdings Limited ("SpeedCast"), in which the Company holds a 47% shareholding, provides broadband, multimedia and corporate broadcast services to customers in countries across Asia and beyond.

For the first six months of 2007, the turnover of SpeedCast has dropped to HK$48 million (2006: HK$51 million), a decrease of 6%. The company also had a loss of HK$1.5 million (2006: HK$2 million profit).

As at 30 June 2007, the book value of the investment in SpeedCast, mainly goodwill, stood at HK$0.4 million (31 December 2006: HK$0.4 million).

BEIJING ASIA

Beijing AsiaSky Telecommunications Technology Co., Ltd. ("Beijing Asia"), a joint venture of the Company in Beijing in which AsiaSat holds a 49% shareholding, provides satellite-based telecommunication networks, consultancy and technical support services to customers in China. Beijing Asia provides government institutions and major corporations with corporate data networks, data broadcasting services, and a trial telephony network connecting remotest sites in China using very small aperture terminal ("VSAT") technology.

Beijing Asia commenced operation in October 2004. For the first six months of 2007, Beijing Asia incurred a loss of approximately HK$1.7 million (2006: HK$4 million), of which AsiaSat's share was approximately HK$0.85 million (2006:
HK$2 million).

As at 30 June 2007, the book value of the investment in Beijing Asia stood at approximately HK$10 million.

SKYWAVE

Skywave TV Limited ("Skywave"), in which the Company holds an 80% interest, operates a low cost direct-to-home ("DTH") platform to serve the markets of Hong Kong, Taiwan, Macau and Southern China.

Operating under a Hong Kong Non-domestic Television Programme Service Licence, Skywave offers a variety of some 35 full time TV channels to authorised subscribers in the AsiaSat 4 BSS (broadcast satellite service) coverage area. Skywave is a niche service offering quality content throughout the region to customers not readily served by cable. Working through its joint venture partners, the Skywave platform provides a comprehensive offering from hardware distribution and product promotion, to customer service and subscriber management.

For the six months under review, Skywave incurred a loss of approximately HK$2.4 million (2006: HK$2 million), of which the Company's share was about HK$1.9 million (2006: HK$2 million).

MANAGEMENT DISCUSSION AND ANALYSIS


MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

During the period, there were neither material acquisitions nor disposals of subsidiaries or associated companies.

CHANGE IN MAJOR SHAREHOLDER AND PROPOSED PRIVATISATION

During the six months ended 30 June 2007, the Company has undergone a major shareholder change after the completion of the exchange transaction with the transfer of shares between GE and SES S.A. on 29 March 2007 ("Exchange Transaction"). GE is now a major shareholder of the Company and had at that time a beneficial interest in approximately 34.03% of the issued share capital of the Company subsequent to the Exchange Transaction.

CITIC Group, AsiaSat's founding shareholder, remained as the other major shareholder with 34.71% of the issued share capital of the Company. The two shareholders have equal voting rights in AsiaSat, through Bowenvale Limited, which was indirectly wholly-owned by CITIC Group and GE.

On 13 February 2007, a privatisation proposal of Company ("Proposed Privatisation") was announced by AsiaCo Acquisition Limited ("AsiaCo"), which is indirectly owned by CITIC Group and GE. One of the conditions for the Proposed Privatisation was an approval by the United States Department of State ("US Department of State"). On 23 April 2007, US Department of State refused to grant the approval for the Proposed Privatisation. Given the importance of such approval, AsiaCo decided to invoke the condition of privatisation and therefore, cancelled the Proposed Privatisation and announced the Mandatory General Offers ("MGO").

The closure of the MGO on 26 June 2007 resulted in the increased beneficial shareholding of CITIC Group and GE to 74.43% in the Company, with the remaining 25.57% shareholding held by the public. CITIC Group and GE are now beneficially interested in 37.59% and 36.84% respectively of the issued share capital of the Company.

COMPETITION IN CHINA

The Board has received reports on the successful launch of two satellites in China namely Sinosat 3 & ChinaSat 6B, which are currently undergoing testing. Chinese television broadcasters presently transmitting via AsiaSat's satellites may switch to these new satellites. If that occurs, it will have an adverse impact on the revenue of the Company as contracts with Chinese television broadcasters accounted for approximately 8.8% of AsiaSat's total revenue in 2006.

MANAGEMENT DISCUSSION AND ANALYSIS


SEGMENT INFORMATION

The turnover of the Group,  analysed by location of customers,  is disclosed in note 4 to the condensed consolidated interim financial statements.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2007, the Group had 99 (31 December 2006: 102) permanent employees, including 12 in the Beijing representative office.

The Group considers its human resources as one of its most valuable assets. The talent pool that the Group draws from overlaps with the telecommunications, information technology and some high-tech equipment vendor industries.

The Group has established a performance based appraisal system. The present remuneration package consists of salaries, housing benefits (applicable to certain grades of employees), discretionary bonuses, and fringe benefits that are comparable with the market.

The Group has reviewed its remuneration scheme during the period. On 22 August 2007, the Board approved the establishment of a restricted share award scheme (the "Scheme") having previously approved the creation of such a scheme in principle in 2005. The objective of the Scheme is to enhance the competitiveness of AsiaSat in attracting and retaining the best senior staff for the development of the Company's business. Under the Scheme, shares of the Company (the "Award Shares") will be granted to eligible employees of the Company or any of its subsidiaries. Any Award Shares so granted will vest after a certain period or lapse under certain circumstances as set out in the Scheme rules. The Company has appointed Equity Trust (Jersey) Limited to be the trustee to purchase and hold the Award Shares upon trust to facilitate the servicing of the Scheme for the benefit of the eligible employees.

The Group does not operate an in-house regular training programme. However, the Group does provide ad hoc training on new developments or facilities and sponsors employees to attend external vocational training that is relevant to the discharge of their duties and their career progression.

CHARGES ON GROUP ASSETS

The Group did not have any charge on assets as at 30 June 2007 and 31 December 2006.

MANAGEMENT DISCUSSION AND ANALYSIS


CAPITAL COMMITMENTS

Details of the capital commitments of the Group are set out in note 13 to the condensed consolidated interim financial statements.

As at 30 June 2007, the Group had total capital commitments of HK$909 million (31 December 2006: HK$1,107 million), of which HK$615 million (31 December 2006: HK$810 million) was contracted for but not provided in the financial statements, and the remaining HK$294 million (31 December 2006: HK$297 million) was authorised by the Board but not yet contracted.

GEARING RATIO

At 30 June 2007, the Company remained debt free. Therefore, a gearing ratio was not applicable.

EXCHANGE RATES AND ANY RELATED HEDGES

During the period, almost all of the Group's revenues, premiums for satellite insurance coverage and substantially all capital expenditure were denominated in U.S. Dollars. The Group's remaining expenses were primarily denominated in Hong Kong Dollars. As at 30 June 2007, almost all the Group's transponder utilisation agreements, transponder purchase agreements, and obligations to purchase equipment were denominated in U.S. Dollars. Thus, the Group does not have any significant currency exposure and does not need to hedge against currency fluctuation.

CONTINGENT LIABILITIES

Particulars of the Group's contingent liabilities are set out in note 12 to the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(All amounts in HK dollars thousands unless otherwise stated)


                                                             As at
                                                     30 JUNE         31 December
                                     Note               2007                2006
                                                   UNAUDITED             Audited

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment           5          2,682,263           2,630,847
Leasehold land and land use rights      5             23,324              23,616
Intangible assets                       5              1,487               1,276
Unbilled receivables                                 163,743             171,047
Interests in associates                               10,671              10,057
Amount paid to tax authority                         167,291             154,911
                                               --------------    ---------------
TOTAL NON-CURRENT ASSETS                           3,048,779           2,991,754
                                               --------------    ---------------

CURRENT ASSETS
Inventories                                              339                 354
Trade and other receivables             6            139,249             119,647
Cash and cash equivalents                          2,084,784           1,979,457
                                               --------------    ---------------
TOTAL CURRENT ASSETS                               2,224,372           2,099,458
                                               --------------    ---------------

TOTAL ASSETS                                       5,273,151           5,091,212
                                               ==============    ===============

The notes on pages 26 to 24 form an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(All amounts in HK dollars thousands unless otherwise stated)

                                                               As at
                                                       30 JUNE      31 December
                                        Note              2007             2006
                                                     UNAUDITED          Audited

EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO
   EQUITY HOLDERS OF THE COMPANY
Ordinary shares                           7             39,120           39,027
Share premium                             7             17,866            4,614
Retained earnings                                    4,519,289        4,377,963
                                                 --------------   --------------
                                                     4,576,275        4,421,604
MINORITY INTERESTS                                       4,548            4,933
                                                 --------------   --------------
TOTAL EQUITY                                         4,580,823        4,426,537
                                                 --------------   --------------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred income tax liabilities                        187,150          191,739
Deferred revenue                                       130,375          142,624
Other payables                                           1,814            1,770
                                                 --------------   --------------

TOTAL NON-CURRENT LIABILITIES                          319,339          336,133
                                                 --------------   --------------

CURRENT LIABILITIES
Construction payables                                   39,603            1,736
Other payables and accrued expenses                     87,162           96,495
Deferred revenue                                       151,556          153,101
Current income tax liabilities                          94,547           77,089
Dividend payable                                           121              121
                                                 --------------   --------------
TOTAL CURRENT LIABILITIES                              372,989          328,542
                                                 --------------   --------------

TOTAL LIABILITIES                                      692,328          664,675
                                                 --------------   --------------

TOTAL EQUITY AND LIABILITIES                         5,273,151        5,091,212
                                                 ==============   ==============

NET CURRENT ASSETS                                   1,851,383        1,770,916
                                                 ==============   ==============

TOTAL ASSETS LESS CURRENT LIABILITIES                4,900,162        4,762,670
                                                 ==============   ==============

The notes on pages 26 to 24 form an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
(All amounts in HK dollars thousands unless otherwise stated)

                                                                                 Unaudited
                                                                           Six months ended 30 June
                                                             Note            2007              2006
CONTINUING OPERATIONS
Sales                                                           4         461,286           475,760
Cost of services                                                8        (197,635)         (204,341)
                                                                      --------------    ------------
GROSS PROFIT                                                              263,651           271,419
Other gains (net)                                               8          53,404            41,038
Administrative expenses                                         8         (39,834)          (43,094)
                                                                      --------------    ------------
OPERATING PROFIT                                                          277,221           269,363
Share of loss of associates                                                  (848)           (1,688)
                                                                      --------------    ------------
PROFIT BEFORE INCOME TAX                                                  276,373           267,675
Income tax expense                                              9         (29,825)          (28,780)
                                                                      --------------    ------------
PROFIT FROM CONTINUING OPERATIONS AND FOR THE HALF-YEAR                   246,548           238,895
                                                                      ==============    ============

ATTRIBUTABLE TO:
- equity holders of the Company                                           246,933           239,211
- minority interests                                                         (385)             (316)
                                                                      --------------    ------------
                                                                          246,548           238,895
                                                                      ==============    ============

                                                                              HK$               HK$
                                                                        PER SHARE         per share
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE EQUITY
   HOLDERS OF THE COMPANY, EXPRESSED IN HK$ PER SHARE

- basic                                                         10           0.63              0.61
                                                                      ==============    ============

- diluted                                                       10           0.63              0.61
                                                                      ==============    ============

INTERIM DIVIDEND                                              15(i)        31,296            31,221
                                                                      ==============    ============

The notes on pages 26 to 44 form an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(All amounts in HK dollars thousands unless otherwise stated)

                                                                           Unaudited
                                             Attributable to equity holders of the Company
                                   Note
                                               Share       Share    Retained               Minority
                                             capital     premium    earnings       Total  interests        Total
BALANCE AT 1 JANUARY 2006                     39,027       4,614   4,060,547   4,104,188      5,537    4,109,725
Profit for the half-year                           -           -     239,211     239,211       (316)     238,895
Dividend relating to
   2005 paid in May 2006             11            -           -    (105,372)   (105,372)         -     (105,372)
                                            ---------------------------------------------------------------------

BALANCE AT 30 JUNE 2006                       39,027       4,614   4,194,386   4,238,027      5,221    4,243,248
                                            =====================================================================

BALANCE AT 1 JANUARY 2007                     39,027       4,614   4,377,963   4,421,604      4,933    4,426,537

Profit for the half-year                           -           -     246,933     246,933       (385)     246,548
Proceeds from shares issued :
 - Employees share option
   scheme                                         93      13,252           -      13,345          -       13,345
Dividend relating to 2006
   paid in May 2007                  11            -           -    (105,607)   (105,607)         -     (105,607)
                                            ---------------------------------------------------------------------

BALANCE AT 30 JUNE 2007                       39,120      17,866   4,519,289   4,576,275      4,548    4,580,823
                                            =====================================================================

The notes on pages 26 to 44 form an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT
(All amounts in HK dollars thousands unless otherwise stated)

                                                                        Unaudited
                                                                   Six months ended 30 June
                                                                      2007             2006
CASH FLOWS FROM OPERATING ACTIVITIES:
- continuing operations                                            309,711          367,459
                                                               -------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES - NET                         309,711          367,459
                                                               -------------    ------------

CASH FLOWS USED IN INVESTING ACTIVITIES:
- purchases of property, plant and equipment                      (162,090)       (117,705)
- purchases of intangible assets                                      (291)             (97)
- proceeds on disposal of property, plant and equipment                215               30
- other investing cash flow - net                                   50,044           38,579
                                                               -------------    ------------
CASH FLOWS USED IN INVESTING ACTIVITIES - NET                     (112,122)         (79,193)
                                                               -------------    ------------

CASH FLOWS USED IN FINANCING ACTIVITIES:
- dividend paid                                                   (105,607)        (105,372)
- issues of new shares                                              13,345                -
                                                               -------------    ------------
CASH FLOWS USED IN FINANCING ACTIVITIES - NET                      (92,262)        (105,372)
                                                               -------------    ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                          105,327          182,894
Cash and cash equivalents at start of period                     1,979,457        1,635,526
                                                               -------------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD,
   REPRESENTING BANK BALANCES AND CASH                           2,084,784        1,818,420
                                                               =============    ============

The notes on pages 26 to 44 form an integral part of these condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

1.   GENERAL INFORMATION

     Asia Satellite Telecommunications Holdings Limited (the "Company") and its subsidiaries (together the "Group") are engaged in the provision of transponder capacity.

     The Company is a limited liability company incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended). The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

     The Company's shares are listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (hereafter collectively referred to as the "Stock Exchange").

     The condensed consolidated interim financial statements was approved for issue on 23 August 2007.


2.   BASIS OF PREPARATION

     These condensed consolidated interim financial statements for the half year ended 30 June 2007 has been prepared in accordance with IAS/HKAS 34, 'Interim financial reporting'. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2006.


3.   ACCOUNTING POLICIES

     The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2006, as described in the annual financial statements for the year ended 31 December 2006.


     The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2007:

     o IFRIC/HK(IFRIC) - Int 7, 'Applying the Restatement Approach under HKAS 29', effective for annual periods beginning on or after 1 March 2006. This interpretation is not relevant for the Group;

     o IFRIC/HK(IFRIC) - Int 8, 'Scope of IFRS/HKFRS 2', effective for annual periods beginning on or after 1 May 2006. This interpretation is not relevant for the Group;

     o IFRIC/HK(IFRIC) - Int 9, 'Reassessment of Embedded Derivatives', effective for annual periods beginning on or after 1 June 2006. This interpretation is not relevant for the Group;

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

3.   ACCOUNTING POLICIES (CONTINUED)

     o    IFRIC/HK(IFRIC)   -  Int  10,   'Interim   Financial   Reporting  and
          Impairment', effective for annual periods beginning on or after 1 November 2006. This interpretation is not relevant for the Group;

     o IFRS/HKFRS 7, 'Financial Instruments: Disclosures', effective for annual periods beginning on or after 1 January 2007. This standard is not relevant for the Group; and

     o IAS/HKAS 1, 'Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 2007. This amendment has been adopted by the Group.

     The following new standards, amendments to standards and interpretations have been issued but are not effective for 2007 and have not been early adopted:


     o HKAS 23 (Revised), 'Borrowing Costs', effective for annual periods beginning on or after 1 January 2009;

     o HKFRS 8, 'Operating Segments', effective for annual periods beginning on or after 1 January 2009;

     o HK(IFRIC) - Int 11, 'HKFRS 2- Group and Treasury Share Transactions', effective for annual periods beginning on or after 1 March 2007; and

     o HK(IFRIC) - Int 12, 'Service Concession Arrangement', effective for annual periods beginning on or after 1 January 2008.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

4.   SALES AND SEGMENT INFORMATION

     SALES:

     The Group's sales are analysed as follows:

                                                               Six months ended 30 June
                                                                     2007          2006
     Income from provision of satellite transponder capacity
          - recurring                                             438,262       415,530
          - non-recurring                                           8,190        45,578
     Sales of satellite transponder capacity                       12,246        12,246
     Other revenue                                                  2,588         2,406
                                                                 ---------     ---------
                                                                  461,286       475,760
                                                                 =========     =========

     The Group has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Group's primary reporting format for segment reporting purposes under HKAS 14 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

     The following table provides an analysis of the Group's sales by geographical markets:

                                                       Six months ended 30 June
                                                             2007          2006

     Hong Kong                                            167,455       170,404
     Greater China, including Taiwan                       93,756        94,077
     United States of America                              35,597        39,874
     United Kingdom                                        26,662        26,372
     British Virgin Islands                                 1,409         1,409
     Others                                               136,407       143,624
                                                        -----------   ----------
                                                          461,286       475,760
                                                        ===========   ==========

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

5.   CAPITAL EXPENDITURE - GROUP

                                                             Intangible         Property,     Leasehold land
                                                               assets -         plant and      and land use
                                                               Licences         equipment            rights
     SIX MONTHS ENDED 30 JUNE 2006

     OPENING NET BOOK AMOUNT AS AT 1 JANUARY 2006                 1,339         2,620,911            24,199
     Additions                                                       97           118,096                 -
     Disposals                                                        -              (629)                -
     Depreciation and amortisation (Note 8)                         (80)         (148,193)             (292)
     Depreciation and amortisation eliminated on disposals            -               624                 -
                                                             -----------------------------------------------
     CLOSING NET BOOK AMOUNT AS AT 30 JUNE 2006                   1,356         2,590,809            23,907
                                                             -----------------------------------------------

     SIX MONTHS ENDED 30 JUNE 2007

     OPENING NET BOOK AMOUNT AS AT 1 JANUARY 2007                 1,276         2,630,847            23,616
     Additions                                                      291           199,937                 -
     Disposals                                                        -              (973)                -
     Depreciation and amortisation (Note 8)                         (80)         (148,520)             (292)
     Depreciation and amortisation eliminated on disposals            -               972                 -
                                                             -----------------------------------------------
     CLOSING NET BOOK AMOUNT AS AT 30 JUNE 2007                   1,487         2,682,263            23,324
                                                             ===============================================

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

6.   TRADE AND OTHER RECEIVABLES - GROUP

                                                            30 JUNE 2007      31 December 2006
     Trade receivables                                            69,777                81,888
     Trade receivables from related parties (Note 14)             13,029                10,660
     Less: provision for impairment of receivables              (22,462)              (22,462)
                                                           ---------------   ------------------
     Trade receivables - net                                      60,344                70,086
     Receivables from related parties (Note 14)                   16,716                14,629
     Other receivables                                            24,935                14,068
     Deposits and prepayments                                     37,254                20,864
                                                           ---------------   ------------------
                                                                 139,249               119,647
                                                           ===============   ==================

     The Company does not normally provide credit terms to its trade customers.
     The Company usually bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables is stated as follows:

                                                            30 JUNE 2007      31 December 2006

     0 to 30 days                                                 45,779                29,329
     31 to 60 days                                                10,930                15,967
     61 to 90 days                                                 2,757                15,717
     91 to 180 days                                                  346                 7,884
     181 days or above                                               532                 1,189
                                                           ---------------   ------------------
                                                                  60,344                70,086
                                                           ===============   ==================

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

7.    CAPITAL

                                              Number of     Ordinary        Share
                                                 shares       shares      premium         Total
                                             (thousands)
      AT 31 DECEMBER 2006                       390,266       39,027        4,614        43,641
                                             ==========    ===========   ===========   ==========
      AT 1 JANUARY 2007                         390,266       39,027        4,614        43,641
      Proceeds from shares issued
      - Employee share option scheme                930           93       13,252        13,345
                                             ----------    -----------   -----------   ----------
      AT 30 JUNE 2007                           391,196       39,120       17,866        56,986
                                             ==========    ===========   ===========   ==========

     The total authorised number of ordinary shares is 550,000,000 shares (31 December 2006: 550,000,000 shares) with a par value of HK$0.10 per share (31 December 2006: HK$0.10 per share). All issued shares are fully paid.

     SHARE OPTION SCHEME

     All the share option schemes were lapsed with the completion of MGO Offers on 26 June 2007. The details of these schemes are the same as those set out in note 15 to the 2006 annual financial statements. Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

     OPTION B:
                                            30 JUNE 2007                  31 December 2006
                                           AVERAGE                    Average
                                          EXERCISE                   exercise
                                          PRICE IN                   price in
                                           HK$ PER                    HK$ per           Options
                                             SHARE     OPTIONS          share
     AT 1 JANUARY                            17.48                      17.48         1,655,000
                                                     1,630,000
     Granted                                     -           -              -                 -
     Forfeited                                   -           -              -                 -
     Exercised                                   -           -              -                 -
     Lapsed/Cancelled                        17.48  (1,630,000)         17.48           (25,000)
                                                   ------------                     ------------
     AT 30 JUNE/31 DECEMBER                  17.48           -          17.48         1,630,000
                                                   ============                     ============

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (All amounts in HK dollars thousands unless otherwise stated)

7.   CAPITAL (CONTINUED)

     OPTION C:
                                            30 JUNE 2007                  31 December 2006
                                           AVERAGE                    Average
                                          EXERCISE                   exercise
                                          PRICE IN                   price in
                                           HK$ PER                    HK$ per           Options
                                             SHARE     OPTIONS          share
     AT 1 JANUARY                            14.35   3,211,500          14.35         3,311,500
     Granted                                     -           -              -                 -
     Forfeited                                   -           -              -                 -
     Exercised                               14.35    (930,000)         14.35                 -
     Lapsed/Cancelled                        14.35  (2,281,500)         14.35          (100,000)
                                                    -----------                      -----------
     AT 30 JUNE/31 DECEMBER                  14.35           -          14.35         3,211,500
                                                    ===========                      ===========

     On 13 February 2007, AsiaCo Acquisition Limited ("AsiaCo") put forward a share offer to privatise the Company by way of a scheme of arrangement under Section 99 of the Companies Act, and an option offer to purchase the outstanding share options in the Company. It was proposed that upon completion of the scheme, the Company would become wholly-owned by AsiaCo Acquisition Limited and Bowenvale Limited and indirectly owned by CITIC Group and General Electric Company ("GE").

     On 29 March 2007, GE became a major shareholder in the Company holding approximately 34.03% of the issued share capital of the Company subsequent to the completion of the Exchange Transaction and transfer of shares between GE and SES S.A., a shareholder of Bowenvale Limited .

     On 23 April 2007, the United States Department of State did not grant the approval necessary to implement the proposed privatisation of the Company. The proceeding of privatisation without obtaining the authorisation from the US Department of State would result in the Company being deemed to be in breach of important US Department of State approvals previously granted to the Company in relation to its business. CITIC and GE have therefore decided to discontinue the scheme.

     The completion of the Exchange Transaction on 29 March 2007, it resulted in the formation of a new concert group thereby triggering an obligation to launch unconditional Mandatory General Offers ("MGO"). The MGO for all shares and American Depositary Shares and outstanding options of the Company was launched on 25 May 2007.

     On 26 June 2007, the MGO was concluded with 930,000 share options exercised and 3,911,500 share options cancelled.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)


7.   CAPITAL (CONTINUED)

     The total number of outstanding share options was nil as at 30 June 2007 ( 31 December 2006: 4,841,500 options) and shown as follows :

                                            30 JUNE 2007                  31 December 2006
                                           AVERAGE                    Average
                                          EXERCISE                   exercise
                                          PRICE IN                   price in
                                           HK$ PER                    HK$ per           Options
                                             SHARE     OPTIONS          share
     Option B                                17.48           -          17.48         1,630,000
     Option C                                14.35           -          14.35         3,211,500
                                                      ----------                     -----------
     Total                                                   -                        4,841,500
                                                      ==========                     ===========

     Share options outstanding at the end of the respective period have the following expiry date and exercise prices:

                                                                Share options
                                    Exercise price
     Expiry date                     HK$ per share     30 JUNE 2007     31 December 2006
     30 September 2009                       17.48                -            1,630,000
     3 February 2012                         14.35                -            3,211,500
                                                       -------------    ----------------
                                                                  -            4,841,500
                                                       =============    ================

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

8.   OPERATING PROFIT

     The following items have been credited/charged to the operating profit during the interim period:

                                                                               Six months ended 30 June
                                                                                   2007              2006
     Interest income                                                             53,234            41,006
     Gain on disposal of property, plant and equipment                              214                25
        other than transponders
     Others                                                                         (44)                7
                                                                            -------------    --------------
                                                                                 53,404            41,038
                                                                            =============    ==============

     Salary and other benefits, including directors' remuneration                34,325            38,754
     Contributions to retirement benefits schemes                                 2,367             2,317
                                                                            -------------    --------------
     Total staff costs                                                           36,692            41,071
                                                                            =============    ==============

     Auditors' remuneration                                                         567               888
     Depreciation, amortisation and impairment expenses (Note 5)
          - Intangible assets - Licences                                             80                80
          - Property, plant and equipment                                       148,520           148,193
     Operating leases
          - premises                                                              2,205             2,189
          - leasehold land & land use rights                                        292               292
     Net exchange (gain)/loss                                                    (1,290)              813
                                                                            =============    ==============

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

9.   INCOME TAX EXPENSE

     A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax.

     Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period.

     Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain overseas jurisdictions.

                                                       Six months ended 30 June
                                                            2007           2006
     Current income tax
     - Hong Kong profits tax                              25,003         26,771
     - Overseas taxation                                   9,411          8,703
     Deferred income tax reversal                         (4,589)        (6,694)
                                                      -------------   ----------
                                                          29,825         28,780
                                                      =============   ==========

     The Company currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 12.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

10.   EARNINGS PER SHARE

     Earnings per share attributable to equity holders of the Company arises from continuing operations as follows:

                                                        Six months ended 30 June
                                                                 (HK$ per share)
                                                                  2007     2006

     Earnings per share for profit from continuing
        operations attributable to the equity
        holders of the Company
        (expressed in HK$ per share)
     -  basic                                                     0.63     0.61
     -  diluted                                                   0.63     0.61


11.  DIVIDENDS

     A 2006 final dividend of HK$0.27 (2005 final: HK$0.27) per ordinary share, totalling $105,607 was paid in May 2007 (six months ended 2006: $105,372).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

12.  CONTINGENT LIABILITIES

     Under Indian tax regulations, the Group may be subject to Indian income tax on revenues received by the Group in respect of income from provision of satellite transponder capacity to the Group's customers for purposes of those customers carrying on business in India or earning income from any source in India.

     The Indian tax authorities have assessed the Group for income tax as follows:

         Assessment year                           Amount HK$        Amount INR
                                                 (approximate)     (approximate)
         1997-98                                   20 million       115 million
         1998-99                                   23 million       141 million
         1999-00                                   22 million       127 million
         2000-01                                   14 million        84 million
         2001-02                                   29 million       171 million
         2002-03                                   38 million       210 million
         2003-04                                   50 million       316 million
         2004-05                                   58 million       330 million
                                                 -------------   ---------------
         Total                                    254 million     1,494 million
                                                 =============   ===============

     The Group has filed appeals for each of the assessment years 1997-98 to 2004-05.

     No assessment has yet been made for the 2005-06 or 2006-07 assessment years.

     The Income Tax Appellate Tribunal (the "Tribunal") in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian income tax under certain circumstances. The Group does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision. Both the appeals have been admitted by the High Court.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts  in HK dollars thousands unless otherwise stated)

12.  CONTINGENT LIABILITIES (CONTINUED)

     In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

     Assessment year                            Amount HK$          Amount INR
                                             (approximate)        (approximate)
     1997-98                                    13 million          78 million
     1998-99                                    14 million          88 million
     1999-00                                    11 million          62 million
     2000-01                                     9 million          50 million
     2001-02                                    20 million         119 million
     2002-03                                    27 million         148 million
     2003-04                                    39 million         226 million
     2004-05                                    34 million         195 million
                                             --------------       -------------
     Total                                     167 million         966 million
                                             ==============       =============

     In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Group's customers to the Group for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group's customers, the Group cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian income tax in the Group's financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

13.  COMMITMENTS - GROUP

     CAPITAL COMMITMENTS

     Capital expenditure at the balance sheet date but not yet incurred is as follows:

                                                             30 JUNE 2007       31 December 2006
     AsiaSat 5
        Contracted but not provided for                           614,178                810,048
        Authorised but not contracted for                         294,054                296,548
     Other assets
        Contracted but not provided for                               586                    111
                                                            --------------     ------------------
                                                                  908,818              1,106,707
                                                            ==============     ==================

     OPERATING LEASE COMMITMENTS - WHERE THE GROUP IS THE LESSEE

     The Group leases certain of its office and residential premises under non-cancellable operating leases. Leases are negotiated for an average term of two to four years. The lease expenditure expensed in the income statement during the period is disclosed in note 8.

     The  future  aggregate   minimum  lease  payments  under   non-cancellable
     operating leases are as follows:

                                                             30 JUNE 2007       31 December 2006
     Not later than 1 year                                          2,630                  4,068
     Later than 1 year and not later than 5 years                       -                    745
     Later than 5 years                                                 -                      -
                                                            --------------     ------------------
                                                                    2,630                  4,813
                                                            ==============     ==================

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

13.  COMMITMENTS - GROUP (CONTINUED)

     OPERATING LEASE COMMITMENTS - WHERE THE GROUP IS THE LESSOR

     The Group leases its office premises under non-cancellable operating leases. The lease income recognised in the income statement during the period was $276 (2006: $276).

     The Group had contracted with the customer for the following future minimum lease payments:

                                            30 JUNE 2007       31 December 2006

     Within one year                                 460                    552
     One to two years                                  -                    184
     Two to three years                                -                      -
     Three to four years                               -                      -
                                          ---------------   --------------------
                                                     460                    736
                                          ===============   ====================

14.  RELATED-PARTY TRANSACTIONS

     As at 30 June 2007, there had been a change in one of the major shareholders of the Company. General Electric Company ("GE") has become a major shareholder of the Company on acquiring approximately 36.84% of the issued share capital of the Company. CITIC Group, the Company's founding shareholder, remains as the other major shareholder with approximately 37.59% of the issued share capital of the Company. As at 29 March 2007, SES S.A. (the then major shareholder of the Company) ceased to have shareholding in the Company, but together with its subsidiary, are still classified as related parties for the year ended 31 December 2007. The remaining 25.57% of the outstanding shares are held by the public.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

14.  RELATED-PARTY TRANSACTIONS (CONTINUED)

     The following transactions were carried out with related parties:

     i)  Income from provision of satellite transponder capacity

         The Group has entered into agreements for the provision of transponder capacity to a subsidiary of CITIC, CITIC Guoan Information Industry Company Limited. CITIC Group is a substantial shareholder of the Company throughout the period.

         During the period, the Group recognised income from provision of satellite transponder capacity from its associate, SpeedCast.

                                                             Six months ended 30 June
                                                                 2007            2006
         CITIC Guoan Information Industry Company Limited           -           1,108
         SpeedCast Limited (an associate)                      24,106          22,398
                                                            ----------    ------------
                                                               24,106          23,506
                                                            ==========    ============

     ii) Agency fee

         In addition, the Group has entered into an agreement with CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Group.

                                                             Six months ended 30 June
                                                                 2007            2006
        CITIC Technology Company Limited                          194             264
                                                            ==========     ===========

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

14.  RELATED-PARTY TRANSACTIONS (CONTINUED)

     iii) Key management compensation

     Key management compensation amounted to $17,933 as of 30 June 2007 ($7,597 as of 30 June 2006). See below.

                                                     Six months ended 30 June
                                                         2007              2006

     Salaries and other short-term benefits            14,953             7,597
     Share-based payments                               2,980                 -
                                                    ------------    ------------
                                                       17,933             7,597
                                                    ============    ============


     The Group made payments to SES S.A. and its subsidiary, a subsidiary of CITIC Group, and GE for certain Non-executive Directors representing SES S.A, GE and CITIC Group.

                                                     Six months ended 30 June
                                                         2007              2006

     SES S.A.                                             100               275
     A subsidiary of CITIC Group                          250               250
     GE                                                    77                 -
                                                    ------------    ------------
                                                          427               525
                                                    ============    ============

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

14.  RELATED-PARTY TRANSACTIONS (CONTINUED)

     iv)  Income from provision of uplink services and certain equipments

          The Group has entered into an agreement for the provision of uplink services and certain equipment for Ku-Band monitoring capacity to SES Americom, Inc., a subsidiary of SES S.A.

          The Group has also provided temporary uplink services to its associate, SpeedCast Limited.

                                                                         Six months ended 30 June
                                                                              2007                  2006
          SES Americom, Inc.                                                   130                   108
          SpeedCast Limited (an associate)                                      17                     -
                                                                      -------------    ------------------
                                                                               147                   108
                                                                      =============    ==================

       v) Period/Year-end balances arising from these transactions

                                                                       30 JUNE 2007      31 December 2006

          Trade receivables from related parties (note 6):
          SpeedCast Limited (an associate)                                   13,029                10,660
                                                                      ==============    ==================

          Receivables from related parties (note 6):
          CITIC Technology Company Limited                                   16,716                14,629
                                                                      ==============    ==================

          Payables to related parties:
          CITIC Technology Company Limited                                      428                   479
                                                                      ==============    ==================

          Deferred revenue to related parties:
          SES Americom, Inc.                                                     22                    22
                                                                      ==============    ==================

          The trade receivables from related parties are payable in accordance with the agreements. The receivables from and payables to related parties have no fixed terms of payment. The receivables and payables are unsecured in nature and bear no interest.

          The  above   transactions  were  entered  into  on  commercial  terms
          determined and agreed by the Group and the relevant parties.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(All amounts in HK dollars thousands unless otherwise stated)

15.  EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

     i) A dividend of $0.08 per share amounting to a dividend of $31,296 was declared on 23 August 2007 by the Board of Directors at the meeting on 23 August 2007. This interim financial report does not reflect this dividend payable, which will be recognised in shareholders' equity as an appropriation of retained earnings in the year ended 31 December 2007.

     ii) On 22 August 2007, the Board approved the establishment of a share award scheme (the "Scheme") having previously approved the creation of such a scheme in principle in 2005. The objective of the Scheme is to enhance the competitiveness of the Company in attracting and retaining the best senior staff for the development of the Company's business. Under the Scheme, award shares of the Company (the "Award Shares") will be granted to eligible employees of the Company or any one of its subsidiaries (the "Subsidiary"). Any Award Shares so granted will vest after a certain period or lapse in certain circumstances as set out in the Scheme rules. The Company has appointed Equity Trust (Jersey) Limited to be the trustee to purchase and hold the Award Shares upon trust to facilitate the servicing of the Scheme for the benefit of the eligible employees. The Scheme was adopted on 22 August 2007.

SUPPLEMENTARY INFORMATION FOR ADR HOLDERS
(All amounts in HK dollars thousands unless otherwise stated)

     The Group's financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain significant respects from those in the United States
     ("US GAAP"). The significant differences relating principally to the following items and the adjustments considered necessary to restate profit for the period (net income) and shareholders' funds (shareholders' equity) in accordance with US GAAP are shown in the tables set out below.

     The following table summarises the effect on profit (net income) of differences between HK GAAP and US GAAP for the period:

                                                                   Six months ended 30 June (unaudited)
                                                                   2007           2007                   2006
                                                                US$'000
                                                                (Note 1)
      Profit for the period (net income)                         31,658          246,933              239,211
        as reported under HK GAAP
      US GAAP adjustments:
      Amortisation of interest and                                 (517)          (4,036)              (4,036)
        borrowing costs (a)
      Stock compensation using the fair value                         -                -                 (323)
        method (c)
       Tax effect on reconciling items (d)                           45              354                  354
                                                           --------------    ------------    -----------------
       Profit for the period (net income)                        31,186          243,251              235,206
        under US GAAP
                                                           ==============    ============    =================

      Basic and diluted earnings per share under US             US$0.08          HK$0.62              HK$0.60
        GAAP
      Basic and diluted earnings per American
        Depositary                                              US$0.80          HK$6.22              HK$6.03
        Share ("ADS") under US GAAP (Note 2)
      Shares used in computation of basic earnings
        per share (in thousands)                                390,547          390,547              390,266
      Shares used in computation of diluted earnings
        per share (in thousands)                                390,875          390,875              390,266

SUPPLEMENTARY INFORMATION FOR ADR HOLDERS
(All amounts in HK dollars thousands unless otherwise stated)

      The following table summarises the effect on shareholders' equity of the differences between HK GAAP and US GAAP:


                                                                  30 JUNE          30 JUNE          31 December
                                                                     2007             2007                 2006
                                                               (UNAUDITED)      (UNAUDITED)            (audited)
                                                                  US$'000
                                                                  (Note 1)
      Shareholders' equity as reported under                      586,702        4,576,275            4,421,604
        HK GAAP
      US GAAP adjustments:
        Capitalisation of interest and borrowing                   15,767          122,980              122,980
        costs(a)
        Amortisation of interest and borrowing costs (a)          (11,889)         (92,725)             (88,689)
        Amortisation of goodwill (b)                                1,452           11,325               11,325
        Impairment loss of goodwill (b)                            (1,424)         (11,104)             (11,104)
        Stock compensation using the fair value method                  -                -                 (323)
        (c)
        Tax effect of reconciling items (d)                          (868)          (6,771)              (7,125)
                                                             -------------    -------------    -----------------
        Shareholders' equity under US GAAP                        589,740        4,599,980            4,448,668
                                                             =============    =============    =================

      (a) Capitalisation of interest and borrowing costs

          Under HK GAAP, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities) taken out to finance construction of satellites is capitalised during the period of construction. Under US GAAP, the interest cost incurred during the period of construction that could have been avoided if the construction of satellites had not been made, is capitalised. The interest capitalised is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

          In addition, under US GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalised.

SUPPLEMENTARY INFORMATION FOR ADR HOLDERS
(All amounts in HK dollars thousands unless otherwise stated)

      (b) Amortisation and impairment loss of goodwill

          Under HK GAAP, HKFRS 3 requires all business combinations for which the agreement date is on or after 1 January 2005 to be accounted for using the purchase method. Goodwill acquired in a business combination will no longer be amortised but will be subject to impairment tests at least annually in accordance with HKAS 36. Upon the adoption of HKFRS 3, the net carrying amount of goodwill carried on the balance sheet is frozen and will be tested for impairment. Goodwill previously taken directly to reserves will no longer be subject to impairment testing and will not be recognised in the income statement when all or part of the business to which the goodwill relates is disposed of. Accordingly, goodwill previously taken directly to reserves will not impact the income statement in the future upon the adoption of HKAS 36.

          Under US GAAP, effective from 1 January 2002, goodwill is: (i) no longer amortised, (ii) assigned to a reporting unit and (iii) tested for impairment at least annually. Prior to 1 January 2002, goodwill was amortised over its estimated useful life, not to exceed 40 years under US GAAP.

      (c) The stock compensation expenses using fair value method was described in note 32 (c) to the Form 20-F reports for the year ended 31 December 2006 that filed with SEC in USA.

      (d) The amounts included in the reconciliation show the income tax effects of the differences between HK GAAP and US GAAP as described above.

      Notes:
      1. The translations of Hong Kong dollar amounts into United States dollars are for convenience only and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at 30 June 2007. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars at that or any other rate.

      2.  One ADS is equivalent to 10 ordinary shares.

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS          PricewaterhouseCoopers
(incorporated in Bermuda with limited liability)        33/F, Cheung Kong Center
                                                          2 Queen's Road Central
[GRAPHIC OMITTED -                                                     Hong Kong
PricewaterhouseCoopers Logo]                           Telephone (852) 2289 8888
                                                       Facsimile (852) 2810 9888
[Chinese Characters Omitted]                                        www.pwchk.om


To the Board of Directors of
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

INTRODUCTION

We have reviewed the interim financial statements set out on pages 21 to 44, which comprises the condensed consolidated balance sheet of Asia Satellite Telecommunications Holdings Limited (the "Company") and its subsidiaries
(together, the "Group") as at 30 June 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on these interim financial statements based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PRICEWATERHOUSECOOPERS
CERTIFIED PUBLIC ACCOUNTANTS
Hong Kong, 23 August 2007

SHAREHOLDER INFORMATION

2007 FINANCIAL CALENDAR
Interim results announcement                                      23 August 2007
Last day to register for 2007 interim dividend                    3 October 2007
Book closure period                                          4 - 11 October 2007
Interim dividend payment                                        13 November 2007
Financial year end                                                   31 December

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Hamilton
Bermuda

HONG KONG BRANCH SHARE REGISTRARS AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Any matter relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar as above.

SHAREHOLDER INFORMATION

ADR DEPOSITARY BANK
The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
USA
Tel: (908) 769 9835 / (908) 769 9711

Any specific enquiries concerning the Company's ADRs should be addressed to the above.


LISTING
The shares of the Company are listed on The Stock Exchange of Hong Kong Limited. In addition, the shares are traded on the New York Stock Exchange, Inc. through an American Depositary Shares (ADSs) Level III Programme sponsored by the Bank of New York. Each ADS is equivalent to 10 ordinary shares.


ORDINARY SHARES
Shares outstanding as at 30 June 2007: 391,195,500 ordinary shares Free float: 100,020,805 ordinary shares (25.57%)
Nominal value: HK$0.10 per share


STOCK CODE
The Stock Exchange of Hong Kong Limited                                    1135
New York Stock Exchange, Inc.                                               SAT
Reuters                                                                 1135.HK
Bloomberg                                                                   SAT


INTERIM REPORT 2007
Copies of interim reports can be obtained by writing to:

Manager, Corporate Affairs
Asia Satellite Telecommunications Holdings Limited
17th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong

SHAREHOLDER INFORMATION

FORM 20-F 2006 FOR THE FISCAL YEAR ENDED 31 DECEMBER 2006
The Form 20-F report is available at website: http://www.asiasat.com

WEBSITE
http://www.asiasat.com
Annual/Interim reports and accounts, and Form 20-F are available on line.

COMPANY CONTACT
General enquiry regarding the Company during normal office hours should be addressed to:

Manager, Corporate Affairs
Asia Satellite Telecommunications Holdings Limited
17th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong

Telephone  :  (852) 2500 0880
Facsimile  :  (852) 2500 0895
Email      :  wpang@asiasat.com

INVESTOR RELATIONS CONTACT
The Office of the Deputy Chief Executive Officer
Asia Satellite Telecommunications Holdings Limited
17th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong

Telephone  : (852) 2500 0808
Fax        : (852) 2882 4640
Email      : wwade@asiasat.com